                                                                                Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES 2005 ANNUAL RESULTS

Tel Aviv, Israel - April 10, 2006- Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (“EMI” or the “Company") today announced its consolidated results for the twelve-month period ended December 31, 2005.

Highlights of the year 2005:

On March 17, 2005, the Company distributed to its shareholders a dividend in the amount of NIS 159.5 million ($37.0 million) or NIS 7.28 per share ($1.69 per share).

On April 2005, a transaction was consummated by and between EMI’s wholly owned subsidiary company Plaza Centers (Europe) BV (“Plaza Centers”) and the Dawnay Day Europe group - an international funds management company of the United Kingdom ("Purchaser") - in accordance with which Plaza Centers sold to the Purchaser the entire equity and voting rights (100%) in 4 companies owning 4 commercial and entertainment centers in certain peripheral cities in Hungary. The asset value of the sold centers totaled approximately €54.4 million (approximately $65.4 million). The aggregate net cash consideration, which was paid to Plaza Centers, amounted to €17.2 million (approximately $20.7 million).

On July 29, 2005, a transaction was consummated by and between Plaza Centers and Klépierre for the sale by Plaza Centers of the entire equity and voting rights (100%) of the companies owning 4 operational shopping centers in Poland (“Sold Centers”), for a consideration of €73.8 million ($88.7 million) based on the Sold Centers' asset value of €204.0 million ($44.3 million).

In addition, on July 29, 2005, Plaza Centers and Klépierre signed a preliminary share purchase agreement for the future acquisition by Klépierre of the entire equity and voting rights (100%) in the companies presently developing 2 shopping centers in Poland, as well as an additional 2 companies developing shopping centers in the Czech Republic, for an estimated total consideration of €158.4 million ($187.3 million) (“the second stage”). Klépierre also has an option to acquire the entire equity and voting rights of a third company developing a shopping center in Poland, for an estimated consideration of €62.0 million ($73.4 million) upon the fulfillment of certain conditions.

On November 15, 2005, Plaza Centers signed an agreement and consummated a transaction for the acquisition of an area of land (measuring 122,857 square meters) situated on Kerepesi Street in central Budapest, the former site of the Hypodrome (“Site”). Building permits for the construction of a large shopping and entertainment center have been issued with respect to the Site, the rights to which were also acquired. The acquisition was carried out by the purchase of the entire equity rights (100%) of 4 companies holding all freehold ownership and usage rights to the Site. The purchase price of the entire equity rights represents a Site value of €21.0 million ($24.5 million). The financing of the Site was provided by a consortium of International Banks, and constitutes approximately 90% of the above value.

On November 22, 2005, the Company consummated a merger with Elscint, pursuant to which the Company purchased all Elscint ordinary shares other than those held by the Company and by Elscint. Following such purchase, the Company owns the entire issued and outstanding share capital of Elscint and Elscint ordinary shares are no longer traded on the NYSE. Under the terms of the merger, each ordinary share of Elscint (other than ordinary shares of Elscint held by the Company and Elscint) was exchanged for 0.53 ordinary share of the Company.

On December 19, 2005, Elbit (through its wholly owned indirect subsidiary BEA Hotels NV) has sold all the shares and rights held by it in Shaw Hotel Holding B.V (“Shaw”) (30%) to an unrelated third party. Shaw owns a hotel located in London. The transaction reflects an asset value of £74.9 million ($132.5 million) of which the Company’s share is £22.5 million ($39.8 million).

FY 2006

On January 17, 2006, the Company distributed to its shareholders a dividend in the amount of NIS 130.0 million ($28.2 million), which represents NIS 5.1 ($1.10) per share.

On February 2, 2006 the Company’s Board of Directors authorized a private issuance of unsecured non-convertible debentures to investors in Israel in a maximum aggregate principal amount of approximately NIS 630.0 million ($135.0 million).

In February and March 2006, the Company agreed with Israeli investors to issue NIS 459.0 million ($97.7 million) aggregate principal amount of unsecured non-convertible debentures, consisting of two series, to investors in Israel.

Mr. Shimon Yitzhaki, President of EMI commented: “2005 was a turning point for EMI, in which we succeeded in transforming our business success into growth and prosperity. Our capital increased by NIS 250 million to over NIS 1 billion, and same following a NIS 159 million dividend distribution. Our working capital at the end of 2005 totaled NIS 174 million with a 1.24 current ratio.

“During 2005 we completed our second major Klépierre transaction. EMI is currently the leading European entrepreneur in the shopping and entertainment business and our goal is to reach construction of 5-8 malls each year. To that end, EMI has recently commenced construction of one of the largest commercial centers in Europe, “the Hippodrome Project” in Budapest, Hungary.”

Mr. Yitzhaki also stated that the successful NIS 460 million debentures issuance executed in early 2006, together with the consideration from the realization of business through the Klépierre transaction, might enable EMI to accelerating its current operations as well as allow it to venture new investments.

Following the consummation of the various “exit” transactions, which commenced during 2004, and in consequence of the change to the Company’s business model as specified below, the Company’s management believes that the historical presentation of its statement of operations (“Multiple - step form”) is no longer a meaningful measure and representation of the Company's business activities.

During the course of the past two years, the major part of the Company's business activities have evolved from the entrepreneurship, development and operation of various commercial real estate assets in the medium to long term, into the entrepreneurship and development of such assets supported by short term management and operation activities with the principal objective of enabling the Company to perform and implement rapid exits and the prompt realization of its assets expeditiously following the completion of construction, and/or into the construction of assets under pre-sale development agreements executed with third parties (such as investment or management companies on the basis of turnkey construction agreements). This new business model is intended to reap the advantages of the Company's strengths and expertise in the entrepreneurship and development of projects, rather than investing precious financial and manpower resources for the operation of its assets for the long term.

Accordingly, as and from the third quarter of 2005, the Company has decided to adopt a new method for the presentation of its consolidated statement of operations reports, whereby all expenses are presented in one group, which are deducted as a whole from the total revenues which are also represented in one group (“Single - step form”). The Company's management believes that this new method of presentation more adequately and suitably reflects the nature of the Company’s operations on a consolidated basis, in light of the Company’s modified strategy and goals. Corresponding figures for the previous accounting periods have been reclassified, accordingly.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005 and EMI's Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 23, 2005.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com

Elbit Medical Imaging Ltd
	December 31
	2005	2004	2005
	Reported	Reported	Reported
			Convenience
			translation
	(in thousand NIS)		US$'000

Current Assets
Cash and cash equivalents	489,344	345,745	106,310
Short-term deposits and investments	240,072	278,021	52,156
Trade accounts receivable	35,404	39,102	7,692
Receivables and other debit balances	76,680	66,140	16,659
Inventories	24,132	7,331	5,243
	865,632	736,339	188,058

Long-Term Investments and Receivables
Long-term deposits, debentures, loans
and other long-term balances	62,139	113,785	13,500
Investments in investees and other companies	56,798	71,608	12,339
	118,937	185,393	25,839

Real Estate and other Fixed Assets	2,758,465	3,527,988	599,275

Other Assets and Deferred Expenses	30,476	55,859	6,621

Assets Related to Discontinuing Operation	12,607	14,700	2,739

	3,786,117	4,520,279	822,532

Current Liabilities
Short-term credits	460,270	536,937	99,993
Suppliers and service providers	82,013	74,358	17,817
Payables and other credit balances	149,995	183,446	32,586
	692,278	794,741	150,397

Long-Term Liabilities	1,902,391	2,418,897	413,294

Liabilities Related to Discontinuing Operation	62,430	71,986	13,563

Convertible Debentures	62,159	-	13,504

Minority Interest	11,449	430,687	2,487

Commitments, Contingencies, Liens and Collaterals

Shareholders' Equity	1,055,410	803,968	229,287

	3,786,117	4,520,279	822,532

	Year ended December 31
	2005	2004 (*)	2003 (*)	2005
	Reported	Reported	Adjusted	Reported
				Convenience
				translation
	(in thousand NIS)			US$'000
	(Except for per-share data)

Revenues
Sale of real estate assets and investments,net	281,661	131,921	-	61,191
Commercial centers operations	142,957	311,893	347,056	31,057
Hotels operations and management	270,057	218,365	189,205	58,670
Sale of medical systems	75,713	44,049	-	16,449
Realization of investments	1,958	16,415	45,129	425
Other operational income	44,409	13,238	13,495	9,648
	816,755	735,881	594,885	177,440
Costs and expenses
Commercial centers operations	157,640	271,392	257,913	34,247
Hotels operations and management	259,293	207,152	188,672	56,331
Cost and expenses of medical systems operation	49,577	26,039	8,720	10,771
Other operational expenses	46,793	3,655	3,510	10,166
Research and development expenses, net	58,899	38,158	43,719	12,796
General and administrative expenses	36,939	43,627	42,144	8,025
Share in losses of associated companies, net	12,028	15,968	20,951	2,613
Financial expenses, net	122,321	53,569	211,821	26,574
Other expenses	57,106	51,428	10,477	12,406
	800,596	710,988	787,927	173,929

Profit (loss) before income taxes	16,159	24,893	(193,042)	3,511
Income taxes (tax benefits)	7,798	15,804	(20,217)	1,694
Profit (loss) after income taxes	8,361	9,089	(172,825)	1,816
Minority interest in results of subsidiaries, net	73,287	27,448	48,671	15,922
Profit (loss) from continuing operation	81,648	36,537	(124,154)	17,738
Profit from discontinuing operation, net	5,917	6,810	12,073	1,285
cumulative effect of accounting change at the beginning of the year	(622)	-	-	(135)

Net income (loss)	86,943	43,347	(112,081)	18,888

Earnings (loss) per share - (in NIS)
Basic earnings (loss) per share:
From continuing operation	3.66	1.59	(5.56)	0.80
From discontinuing operation	0.27	0.30	0.54	0.06
Cumulative effect for the beginning of the year due to a change in accounting method	(0.03)	-	-	(0.01)
Basic earnings (loss) per share	3.90	1.89	(5.02)	0.85

Diluted earnings (loss) per share	3.90	1.84	(5.02)	0.85

(*) Reclassified

Elbit Medical Imaging Ltd
			Cumulative foreign currency				Loans to employees to acquire	Dividend declared after balance
	Share	Capital	translation	Retained	Gross	Treasury	Company	sheet
	Capital	reserves	adjustments	earnings	Amount	stock	Shares	date	Total
	(In thousand NIS)
Balance -
December 31, 2003 (adjusted amounts)	33,028	466,839	139,939	369,647	1,009,453	(40,291)	(15,516)	-	953,646
Net income for the year	-	-	-	43,347	43,347	-	-	-	43,347
Issuance of shares	623	18,283	-	-	18,906	-	-	-	18,906
Differences from translation of autonomous foreign entities' financial statements	-	-	(89,321)	-	(89,321)	-	-	-	(89,321)
Self-purchase of Company's shares	-	-	-	-	-	(138,519)	-	-	(138,519)
Sale of treasury stock	-	(2,725)	-	-	(2,725)	16,427	-	-	13,702
Employee shares premium	-	1,821	-	-	1,821	-	386	-	2,207
Declared dividend in respect of shareholders outside the group, other than employees	-	-	-	(153,938)	(153,938)	-	-	153,938	-
Balance -	-	-	-	-	-	-	-	-	-
December 31, 2004 (reported amounts)	33,651	484,218	50,618	259,056	827,543	(162,383)	(15,130)	153,938	803,968
	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	86,943	86,943	-	-	-	86,943
Issue of shares to the minority shareholders of Elscint	3,479	288,728	-	-	292,207	-	-	-	292,207
Exercise of warrants	350	15,645	-	-	15,995	-	-	-	15,995
Differences from translation of autonomous foreign entities' financial statements	-	-	23,806	-	23,806	-	-	-	23,806
Dividend paid	-	-	-	-	-	-	-	(153,938)	(153,938)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	6,781	-	6,781
Loans to employees of Elscint in relation to shares issued as part of the merger	-	-	-	-	-	-	(10,112)	-	(10,112)
Employee shares premium	-	573	-	-	573	-	(573)	-	-
Declared dividend in respect of shareholders outside the group, other than employees	-	-	-	(126,839)	(126,839)	-	-	126,839	-
	37,480	789,164	74,424	219,160	1,120,228	(162,383)	(19,034)	126,839	1,065,650
Cumulative effect of accounting change at the beginning of the year	-	-	(6,552)	(3,688)	(10,240)	-	-	-	(10,240)
Balance -	-	-	-	-	-	-	-	-	-
December 31, 2005 (reported amounts)	37,480	789,164	67,872	215,472	1,109,988	(162,383)	(19,034)	126,839	1,055,410

			Cumulative foreign currency				Loans to employees to acquire	Dividend declared after balance
	Share	Capital	translation	Retained	Gross	Treasury	Company	sheet
	Capital	reserves	adjustments	earnings	Amount	stock	Shares	date	Total
Convenience translation into US$'000
Balance -
December 31, 2004 (reported amounts)	7,311	105,196	10,997	56,280	179,783	(35,278)	(3,287)	33,443	174,662
									-
Net income for the year	-	-	-	18,888	18,888	-	-	-	18,888
Issue of shares to the minority shareholders of Elscint	756	62,726	-	-	63,482	-	-	-	63,482
Exercise of warrants	76	3,399	-	-	3,475	-	-	-	3,475
Differences from translation of autonomous foreign entities' financial statements	-	-	5,172	-	5,172	-	-	-	5,172
Dividend paid	-	-	-	-	-	-	-	(33,443)	(33,443)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	1,473	-	1,473
Loans to employees of Elscint in relation to shares issued as part of the merger	-	-	-	-	-	-	(2,197)	-	(2,197)
Employee shares premium	-	124	-	-	124	-	(124)	-	-
Declared dividend in respect of shareholders outside the group, other than employees	-	-	-	(27,556)	(27,556)	-	-	27,556	-
	8,143	171,446	16,169	47,612	243,369	(35,278)	(4,135)	27,556	231,512
Cumulative effect of accounting change at the beginning of the year	-	-	(1,423)	(801)	(2,225)	-	-	-	(2,225)
Balance -
December 31, 2005 (reported amounts)	8,143	171,446	14,745	46,811	241,144	(35,278)	(4,135)	27,556	229,287